Exhibit 99.1

Press Release

Your Contact: Tony Roddam Aventis Global Media Relations Tel.: +33 3 88 99 11 38 Tony.Roddam@Aventis.com	Nathalie Jecker Aventis Global Media Relations Tel.: +33 3 88 99 11 16 Nathalie.Jecker@Aventis.com

Aventis communicates clarifications to the AMF regarding the proposed resolution to issue warrants

Strasbourg, France, April 21, 2004—Aventis announced today that it has sent a clarification to the French financial markets regulator, the Autorité des marchés financiers (AMF), regarding the proposed draft resolution to issue warrants to protect Aventis shareholders from the potential loss of the Plavix patent in the event that Sanofi-Synthélabo succeeds with its unsolicited offer.

On April 2, 2004, Aventis proposed draft resolutions to be presented to Aventis shareholders at the next Annual General Meeting, scheduled for May 19, 2004, including the draft resolution to issue warrants (Bons de Souscriptions d'Actions).

The warrants aim to protect shareholders against the significant decline in value which would be caused by the potential loss of Sanofi's U.S. patents on Plavix.

The AMF is currently examining the validity of the warrants in view of French take-over regulations. Aventis believes that the warrants are valid and that Aventis shareholders have the absolute right to decide whether they should be issued.

Notwithstanding and in order to satisfy any potential concerns regarding the principle of free and fair competition in bid situations, Aventis has informed the AMF that the draft resolution would provide for the cancellation of the warrant issuance in the event that a competing offer to that of Sanofi is declared admissible by the AMF.

About Aventis
Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.